UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month December 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item	Sequential Page Number

1. Relevant Event, dated December 3, 2015.	3

Grifols, S.A.
Avinguda de la Generalitat 152-158
08174 Sant Cugat del Vallès
Barcelona - ESPAÑA
Tel. [34] 935 710 500
Fax [34] 935 710 267
www.grifols.com

Grifols, S.A. (the “Company”), pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley 24 del Mercado de Valores), hereby informs of the following

RELEVANT EVENT

On the third of December the Board of Directors executed the authority granted by the General Shareholders’ Meeting according to item number twelve of the Agenda of the meeting held on 29 May 2015, as informed in the Relevant Event released on that same date (Relevant Event No 223689).

The Board of Directors has agreed to execute a share split of the Company’s shares in the proportion of two new shares (whether of Class A or of Class B) for each one of the existing shares (whether of Class A or of Class B), by means of a decrease of the nominal value of the Company’s shares, without any variation in the aggregate nominal value of the share capital, so that the nominal value of Class A shares will go from the current value of Euro 0.50 per share to Euro 0.25 per share, and the nominal value of Class B shares will go from the current value of Euro 0.10 per share to Euro 0.05 per share, with the subsequent increase in the number of the Company’s Class A and Class B shares, which will be multiplied by two.

As a result of the share split, the Company’s share capital, which shall remain in the amount of Euro 119,603,705, will be represented by 426,129,798 ordinary Class A shares with a nominal value of Euro 0.25 per share, and by 261,425,110 non-voting Class B shares with a nominal value of Euro 0.05 per share.

The transaction shall be effective as of 4 January 2016 after the relevant formalities have been completed. The technical exclusion of the current shares from trading on the Stock Exchanges in Madrid, Barcelona, Bilbao and Valencia, as well as in the Spanish Automated Quotation System (Sistema de Interconexión Búrsatil / Continous Market) and via American Depositary Shares (ADS) on the National Association of Securities Dealers Automated Quotation (NASDAQ) and the simultaneous listing of the new shares issued in substitution of the current ones shall take place on this date. The shareholders entitled to receive the new shares will be those who appear as holders of the Company’s shares at the close of business on 31 December 2015.

The Company will promptly inform of any delay in the start date of trading of the shares with the new nominal value.

In Barcelona, on 3 December 2015

Nuria Martín Barnés
Secretary to the Board of Directors

Grifols, S.A. - NIF A-58389123 - Registro mercantil de Barcelona: tomo 8620, folio 119, hoja 100509, libro 7864 sección 2a, inscripción 1a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  December 3, 2015